Silicon Valley │ Orange County

December 16, 2010

Tia Jenkins,
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 2049

Re:	Innovative Wireless Technologies, Inc.
File No. 000-53421

Dear Ms. Jenkins:

On behalf of our client, Innovative Wireless Technologies, Inc., this letter is in response to your letter of October 29, 2010, to Pavel Alpatov, President of the registrant.  For convenience, the comments in contained in your letter are repeated below with the registrant’s response following each comment.

1.
Please tell us how the omission of management’s report on internal controls over financial reporting and the omission of your financial statements for the period ended December 31, 2008 (as noted below) affect management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K,  If you continue to believe that your disclosure controls and procedures are effective, please provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates the effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management’s report on internal controls over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities.  Alternatively, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures i.e., not effective as of the end of the fiscal year)

Southern California Office: 120 Vantis, Suite 440 | Aliso Viejo, CA 92656 | Main: (949) 315-7021 | Fax: (949) 682-0136 www.fortisgc.com

The omission of management’s report on internal controls over financial reporting did not affect management’s conclusion regarding the effectiveness of such controls and procedures.  Mr. Alpatov, who is currently the sole shareholder and officer of the registrant, acquired his shares on October 7, 2009.  At the time of the acquisition, the registrant was an inactive company with no assets, no employees and no operating business.  Mr. Alpatov conducted such due diligence as he deemed practicable before purchasing his shares.

Since the date of his acquisition of his shares, Mr. Alpatov has been the solely responsible for the activities of the registrant.  As a result, he is personally aware of all of these activities and there is little to no risk that he is not fully aware of any information that may be required to be disclosed in reports filed under the Exchange Act.

Evaluation of Internal Controls over Financial Reporting, page 10

2.
It does not appear that you have provided management’s report on internal control over financial reporting for the fiscal year ended December 31, 2009.  Please revise to provide this report or tell us why it was omitted.  Refer to Item 308(T)(a) of Regulation S-K.

Because the registrant has only one stockholder and officer who is directly aware of all aspects of the registrant’s activities, the registrant take the position that this report would not be applicable to the registrant.  In response to this comment, the registrant will amend the Form 10-K to provide this report.

Financial Statements

General

3.
Please note that smaller reporting companies are required to file an audited balance sheet for the two most recent fiscal years and audited statements of income, cash flows and changes in stockholders’ equity for each of the fiscal years then ended.  In addition to the financial statements currently presented in your filing please provide your audited balance sheet as of December 31, 2008 and audited statements of income and cash flows for the period then ended along with the necessary footnote disclosure.  Refer to Article 8-02 of Regulation S-X.

Registrant believes it is an “inactive entity” as defined in Rule 3-11 under Regulation S-K and as a result is not required to provide audited financial statements in its Exchange Act reports.  The registrant was formed on July 24, 2008, as a “blank check” company and has never had any business operations.

 Registrant will amend the Form 10-K to provide the additional financial statements for 2008.

Southern California Office: 120 Vantis, Suite 440 | Aliso Viejo, CA 92656 | Main: (949) 315-7021 | Fax: (949) 682-0136 www.fortisgc.com

Note to Financial Statements

General

4.
Please note that the FASB Accounting Standards Codification became effective July 1, 2009.  As a result, the naming convention for all non-SEC accounting and financial reporting standards has been revised.  In future filings, please revise any reference to accounting standards accordingly.

Reference to accounting standards will be revised in future filings to reflect to revisions to the naming convention.

Exhibit 32 – Section 906 Certifications

5.
We note that the certifications provided under Section 906 of the Sarbanes-Oxley Act of 2002 make reference to your Form 10-K for the fiscal year ended December 31, 2008.  Please revise as it appears that reference should be made to the fiscal year ended December 31, 2009.

Registrant will file an amended Form 10-K to make the correction.

Form 10-Q for the Fiscal Quarter ended June 30, 2010

Disclosure Controls and Procedures

6.
We note your statement that your chief executive officer and chief financial officer have concluded that your “disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to ensure that the information required to be disclosed by the company in its periodic reports is recorded, summarized and processed timely.”  Please revise your disclosure to clearly state the conclusion reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures (i.e. effective or not effective).

An amended Form 10-Q will be filed in response to this comment.

Exhibit 31 – Section 302 Certifications

7.	Please revise your Section 302 certifications as they do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

• The name of the registrant should not be provided in the introductory paragraph;

• The name of the registrant should be provided in paragraph one;

• Reference to “disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) should be made in the head note to paragraph four;

Southern California Office: 120 Vantis, Suite 440 | Aliso Viejo, CA 92656 | Main: (949) 315-7021 | Fax: (949) 682-0136 www.fortisgc.com

• Reference to your “most recent evaluation of internal controls over financial reporting” should be made in the introductory language to paragraph 5.

Registrant will file an amended Form 10-Q to make the required correction,

8.
In connection with the proceeding comment, please remove the titles of the certifying individual from the introductory paragraph of your certifications and confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individual provided these certifications.

Registrant will file an amended Form 10-Q to make the required correction.

Exhibit 32 – Section 906 Certifications

9.
We note that the certification provided under Section 906 of the Sarbanes-Oxley Act of 2002 makes reference to your Form 10-Q for the period ended March 31, 2010.  Please revise as it appears that reference should be made to the period ended June 30, 2010.

Registrant will file an amended Form 10-Q to make the required correction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Registrant will provide the written statement required by this comment.

As noted above, registrant has only one officer who is responsible for all of the registrant’s activities.  The amendments noted above will be filed as soon as practicable.

Very truly yours,

/s/ Alexander Chen

Alexander Chen

Southern California Office: 120 Vantis, Suite 440 | Aliso Viejo, CA 92656 | Main: (949) 315-7021 | Fax: (949) 682-0136 www.fortisgc.com